UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70863

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/03/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alto Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 11th Ave N, Suite 790
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Fraioli	917-495-8074	bfaioli@altoira.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co
(Name – if individual, state last, first, and middle name)

505 N Murlen Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, [illegible], swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alto Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANITA CHIARA BHOLA
Notary Public - State of New York
No. 01BH6442836
Qualified in New York County
My Commission Expires Oct. 24, 2026

Signature: [signature]

Title: CCO

[signature]
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Alto Securities, LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alto Securities, LLC. as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alto Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alto Securities, LLC management. Our responsibility is to express an opinion on Alto Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alto Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Alto Securities, LLC's auditor since 2023.

Olathe, Kansas
April 1, 2024

Alto Securities LLC
Balance Sheet
As of December 31, 2023

ASSETS

Current Assets		
Total Bank Accounts	$	330,309
Total Other Current Assets	$	44,521
Total Current Assets	$	374,830
TOTAL ASSETS	$	374,830
LIABILITIES AND EQUITY		
Liabilities		
Total Long-Term Liabilities	$	247,873
Total Liabilities	$	247,873
Equity		
Total Equity	$	126,957
TOTAL LIABILITIES AND EQUITY	$	374,830

*see notes to financial statements

Alto Securities LLC
Profit and Loss
March - December 2023

	Total
Income	
40000 Placement Fees Income	1,167
Total Income	**1,167**
Gross Profit	**1,167**
Expenses	
Personnel and Employment	**24,165**
Sales & Marketing	**3,718**
Software Applications	**17,720**
Professional Services	**56,264**
Travel & Entertainment	**1,040**
Other General & Administrative	61,186
Business Insurance, Taxes, & Licenses	**42,133**
Occupancy & Facility Expenses	**450**
Non-Operating Expenses	**(190)**
Total Expenses	**206,486**
Net Operating Income/(Loss)	**(205,319)**
Net Income/(Loss)	**-205,319**

*see notes to financial statements

Alto Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2023

	Members' Capital
Balance 3/3/2023	$ 332,276
Net loss	(205,319)
Balance at December 31, 2023	$ 126,957

*see notes to financial statements

Alto Securities, LLC
Statement of Cash Flows
March 3 - December 31, 2023

	Total
OPERATING ACTIVITIES	
Net Income	-205,319
Adjustments to reconcile Net Income to Net Cash provided by operations:	
14100 Prepaid Expenses	696
14100 Prepaid Expenses:14130 Prepaid - Software Applications	-23,835
14100 Prepaid Expenses:14170 Prepaid - Business Insurance, Taxes, & Licenses	-20,136
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-43,275**
Net cash provided by operating activities	**-248,595**
FINANCING ACTIVITIES	
28200 Due to Alto Solutions	231,588
Net cash provided by financing activities	**231,588**
Net cash increase for period	**-17,007**
Cash at beginning of period	347,316
Cash at end of period	**330,309**

* see notes to financial statement

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Alto Securities, LLC ("Alto Securities" or "the Company"), a wholly owned subsidiary of Alto Solutions, Inc. Inc. (the "Parent"), was incorporated in September 2019 as a Delaware corporation. The Company is a private placement broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states.
The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the results of Alto Securities, LLC.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make certain estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

Concentration of Credit Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of trade and other receivables.

The company had no outstanding accounts receivable balance as of December 31, 2023. One customer accounted for total revenues during fiscal 2023: Farmland LP ($1,167).

Revenue Recognition

We derive our revenue from Placement Agent fees. In accordance with Topic 606, we recognize revenue when control of the service is transferred to our customers, in the amount that reflects the breakdown of the services we have provided.
We determine revenue recognition based on the following steps:

1. Identify the contract with the customer
2. Identify the performance obligations
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue once the performance obligation has been satisfied

The revenue recognition principles, payment terms, and details for Placement Agent Fees are outlined below as a "sponsor deal". The naming distinction refers to the management structure of the investment after funding. Sponsor deals receive placement fees generally as a percentage of equity raised on the Alto Marketplace Platform in conjunction with the funding of an offering.

Sponsor Managed Deals

This revenue is earned from equity raised from a Sponsor Deal on the Alto Marketplace Platform. Revenue is recognized at each close. A close can be on a monthly basis or at the end of the offering period. Total revenue recognized from Sponsor Managed Deals in 2023 was $1,167.

The Company considers the risk of significant reversal mitigated upon close as funds are immediately sent to the Sponsor and the offering is either completed or substantially completed enough to begin operations. In addition, there is no historical evidence of Sponsor Deals canceling and funds being returned to customers after close. Invoices from Alto to the sponsor are dated as of the closing date. Payment is generally received from the sponsor within 30 days of the close.

Cash and Cash Equivalents

Cash consists of cash held in deposit accounts at financial institutions. The Company had no outstanding cash equivalents as of December 31, 2023. The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is recorded and carried at the original invoiced amount. Amounts are not invoiced until the offering close date depending upon the deal type. The Company's estimate of credit losses are based on our historical experience, the aging of these receivables, and management judgment. The allowance for credit losses was not material as of December 31, 2023.

Advertising Costs

We expense advertising costs in the period in which they are incurred and are included in the sales and marketing account. Advertising costs directly incurred by the Company for year end 2023 was $3,718.

Income Taxes

Alto Securities, LLC is a single member limited liability company, which is disregarded for income tax purposes, and its operating results are allocated to the Parent. No provision or liability for income taxes has been included in these financial statements.

New Accounting Pronouncements Adopted in 2023

There were no new accounting pronouncements adopted in 2023 that had a material impact on our financial statements.

Accounting Pronouncements Pending Adoption

Recent authoritative guidance issued by the FASB, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission ("SEC") did not or is not expected to have a material impact on our financial statements.

2. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8 to 1 in the first year of operations and 15 to 1 in subsequent years.

The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of the total aggregate indebtedness, as defined for a first-year Broker-Dealer. On December 31, 2023, the Company had net capital of $76,883, which was $45,899 in excess of its required net capital of $30,984. Aggregate indebtedness on December 31, 2023, was 3.22 to 1.

3. Related Party Transactions

The Company has an Expense Sharing Agreement ("ESA") with the Parent. The Parent provides personnel, transaction support, accounting, legal, compliance, office facilities, and related services to the Company, as needed. Both the Company and the Parent consider the basis on which the expenses are allocated to be a reasonable reflection of the utilization of services provided to the Company during the year.

During the year, $206,486 expenses were allocated to the Company from the Parent in accordance with the expense sharing agreement. Allocated expenses are classified on the statement of operations. General and administrative expenses relate to professional licenses, membership dues & subscriptions, bank charges, and mailing services and totaled $61,186.

All broker/dealer representatives are considered independent contractors of Alto Securities, LLC.

The amount due back to the Parent as of December 31, 2023 is $247,873.

The Parent did not contribute equity during the reporting period.

4. Commitments and Contingencies

Litigation

Currently, there are not any material pending legal proceedings to which the Company is a party or of which the Company is aware. In the normal course of business, the Company may be subject to claims and litigation. However, while the outcome of any such claim is unpredictable, the Company believes that the ultimate resolution of any such matter(s) will not, individually or in the aggregate, result in a material impact on its Balance Sheet, Statement of Operations, or Statement of Cash Flows.

5. Subsequent Events

The Company has evaluated subsequent events from the date of these financial statements on December 31, 2023, through the date these financial statements were issued on April 1, 2024. No material changes have impacted the Company since December 31, 2023.

Schedule 1
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2023

Computation of Net Capital

Total Members' capital qualified for net capital	$	126,957
Deductions and/or charges		
Non-allowable assets:		50,074
Total deductions and/or charges		50,074

Computation of basic Net Capital Requirement

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	30,984
Net capital in excess of minimum requirement	$	45,899
Ratio of aggregate indebtedness to net capital		.3224 to 1

Alto Securities, LLC Exemption Report

Alto Securities LLC, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: receiving transaction-based compensation for participation in distribution of securities for clients and/or providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, ___Brian Fraioli_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
4/3/2024

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Alto Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Alto Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement capital raising services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alto Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alto Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Olathe, Kansas

April 1, 2024

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

April 1, 2024

To the Member of Alto Securities, LLC

In connection with our audit of the financial statements and supplemental information of Alto Securities, LLC for the period March 13, 2023 to December 31, 2023, we will issue our report thereon dated April 1, 2024. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2023. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Alto Securities, LLC in its 2023 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company had no critical accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statement disclosures are neutral, consistent, and clear.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Alto Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

David Lundgren & Co.